VIA EDGAR

October 10, 2016

Branch of Registrations and Examinations
Office of Filings & Information Services
Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re: The Alger Family of Funds (collectively, the “Funds”) –
Filing of Joint Fidelity Bond Pursuant to Rule 17g-1

To Whom It May Concern:

On behalf of the following registered investment companies (listed below and on Schedule 1), enclosed herewith for filing is a copy of the Joint Insured Fidelity Bond for the Funds, together with the statements and other materials required by item (g) (1) of Rule 17g-1 under the Investment Company Act of 1940, including a copy of the appropriate resolutions adopted by a majority of the Trustees of the Funds, including a majority of the Trustees who are not “interested persons” of each Registered Investment Company listed below.

The Alger Funds (File No. 811-1355)

The Alger Portfolios (File No. 811-5550)

The Alger Institutional Funds (File No. 811-7986)

The Alger Funds II (File No. 811-1743)

Alger Global Growth Fund (File No. 811-21308)

Please do not hesitate to call me at (212) 806-8833 if you require any additional information. Thank you for your attention to this matter.

/s/ Lisa A. Moss

Lisa A. Moss

Enclosures

SCHEDULE 1

The Alger Funds (File No. 811-1355)

The Alger Portfolios (File No. 811-5550)

The Alger Institutional Funds (File No. 811-7986)

The Alger Funds II (File No. 811-1743)

Alger Global Growth Fund (File No. 811-21308)

MARSH USA, INC

ATTN:                            JON KAYE

1166 AVE OF AMERICAS 37F

NEW YORK, NY 10036

INSURED:	ALGER ASSOCIATES INC
PRODUCT:	DFIBond
POLICY NO:	81448270
TRANSACTION:	RENL

PREMIUM BILL

Insured:	ALGER ASSOCIATES INC	Date: October 13, 2016

Producer:	MARSH USA, INC

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
October 1, 2016	81448270	RENEWAL - ICAP BOND		$28,750.00
To
October 1, 2017		1 Year Prepaid Premium

0% Commission
			TOTAL	$28,750.00

Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 81448270

ALGER ASSOCIATES INC
360 PARK AVENUE SOUTH	FEDERAL INSURANCE COMPANY
NEW YORK,
NY 10010	Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	October 1, 2016
		to	12:01 a.m. on	October 1, 2017

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

	INSURING CLAUSE			SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	1.	Employee		$9,500,000	$0
	2.	On Premises		$9,500,000	$250,000
	3.	In Transit		$9,500,000	$250,000
	4.	Forgery or Alteration		$9,500,000	$250,000
	5.	Extended Forgery		$9,500,000	$250,000
	6.	Counterfeit Money		$9,500,000	$250,000
	7.	Threats to Person		$9,500,000	$250,000
	8.	Computer System		$9,500,000	$250,000
	9.	Voice Initiated Funds Transfer Instruction		$50,000	$50,000
	10.	Uncollectible Items of Deposit		$100,000	$50,000
	11.	Audit Expense		$100,000	$50,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
	1-16

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary		President

Countersigned by	September 22, 2015
Authorized Representative

ICAP Bond (5-98) - Federal Form 17-02-1421 (Ed. 5-98)

1

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises	2.

Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED, or

		c.

in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

			(1)	written records,

			(2)	securities issued in registered form, which are not endorsed or are restrictively endorsed, or

			(3)	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Forgery Or Alteration	4.	Loss resulting directly from:

		a.

Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

		b.

transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

		excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

		a.	acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

			(1)	bear a Forgery or a fraudulently material alteration,

			(2)	have been lost or stolen, or

			(3)	be Counterfeit, or

		b.

guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person	7.

Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in SECTION 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:

		a.	entries of data into, or

		b.	changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

Voice Initiated Funds Transfer Instruction	9.

Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:

		a.	received at the ASSURED’S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

		b.	made by a person purporting to be a Customer, and

		c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit	10.

Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

		a.	redemptions or withdrawals to be permitted,

		b.	shares to be issued, or

		c.	dividends to be paid,

		from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

		Items of Deposit shall not be deemed uncollectible until the ASSURED’S standard collection procedures have failed.

Audit Expense	11.

Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional Companies Included As Assured	A.	If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:

(1)

The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)

Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4)

Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)

If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured	B.

The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company	C.

If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

		(1)	occurred or will occur on premises, or

		(2)	been caused or will be caused by an employee, or

		(3)	arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company	D.

When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

		(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

		(3)	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys’ Fees	E.

The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

		(1)	an Employee admits to being guilty of Larceny or Embezzlement,

		(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

(3)

in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions and Limitations

Definitions	1.	As used in this Bond:

a.

Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

d.

Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

		e.	Employee means:

			(1)	an officer of the ASSURED,

(2)

a natural person while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

			(3)	a guest student pursuing studies or performing duties in any of the ASSURED’S premises,

			(4)	an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

			(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

			(6)	an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

(7)

a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

(8)

each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

	a.	creating, preparing, modifying or maintaining the ASSURED’S computer software or programs, or

	b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9)

any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.

which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

	b.	which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

f.

Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

g.	Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

i.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

j.

Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k.

Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

l.

Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

m.

Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

		n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

		o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

		p.	Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

		q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses	2.	This bond does not directly or indirectly cover:

		a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b.

loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

		g.	loss resulting from indirect or consequential loss of any nature;

		h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;

		i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

			(1)	of any law regulating:

				a.	the issuance, purchase or sale of securities,

				b.	securities transactions on security or commodity exchanges or the over the counter market,

				c.	investment companies,

				d.	investment advisors, or

			(2)	of any rule or regulation made pursuant to any such law; or

		j.	loss of confidential information, material or data;

		k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.	3.	This Bond does not directly or indirectly cover:

a.

loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1)

to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

			(2)	to do damage to the premises or Property of the ASSURED;

		c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

		d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

		e.	loss of property while in the mail;

f.

loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

		g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h.

loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or

i.

loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.	4.	This bond does not directly or indirectly cover:

a.

loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

		b.	loss resulting from forgery or any alteration;

		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability	5.

At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

		a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

		b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

		c.	all acts, other than those specified in a. above, of any one person, or

		d.	any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

		i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

		ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this Bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company	7.	a.

The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

		c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.

Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

		f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount	8.

The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

		There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation	9.	BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

		OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Securities Settlement	10.

In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

		a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

		b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.

for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – Recovery	11.

In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

		a.	first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim,

		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath,

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.

If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment Company:

		a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

		b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

		c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

		a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

		b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED,

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15.

If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.

This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

FEDERAL INSURANCE COMPANY

Endorsement No.: 1

Bond Number:	81448270

NAME OF ASSURED: ALGER ASSOCIATES INC

JOINT LOSS PAYEE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.              At the written request of the Named ASSURED, any payment in satisfaction of loss covered by this Bond involving money, securities or other Property in which Risk Department, L.A. Water and Power, 111 N. Hope St., JFB 465, Los Angeles, California 90012 has an interest shall be paid by an instrument issued to that organization and the Named ASSURED as Joint Loss-Payees, subject to the following conditions and limitations:

a.              The attached Bond is for the sole use and benefit of the Named ASSURED as expressed herein. The organization named above shall not be considered as an ASSURED under this Bond, nor shall it otherwise have any rights or benefits under said Bond.

b.              Notwithstanding any payment made under the terms of this Endorsement or the execution of more than one of such similar Endorsement, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the LIMIT OF LIABILITY as set forth in the DECLARATIONS.

c.               Nothing herein is intended to alter the terms, conditions and limitations of this Bond.

2.              Should this Bond be canceled, reduced, non-renewed or restrictively modified by the COMPANY, the COMPANY will endeavor to give thirty (30) days advance notice to Risk Department, L.A. Water and Power, 111 N. Hope St., JFB 465, Los Angeles, California 90012 but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification, nor shall the COMPANY be held liable in any way.

3.              Should this Bond be canceled or reduced at the request of the ASSURED, the COMPANY will endeavor to notify Risk Department, L.A. Water and Power, 111 N. Hope St., JFB 465, Los Angeles, California 90012 of such cancellation or reduction within ten (10) business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the COMPANY be held liable in any way.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

Form 17-02-4771 (Ed. 9-02)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: October 1, 2016	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 2
To be attached to and
form a part of Policy No. 81448270

Issued to: ALGER ASSOCIATES INC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

By
Authorized Representative

14-02-9228 (2/2010)

1

FEDERAL INSURANCE COMPANY

Endorsement No. 3

Bond Number:	81448270

NAME OF ASSURED: ALGER ASSOCIATES INC

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$9,500,000	$0
2.	On Premises	$9,500,000	$250,000
3.	In Transit	$9,500,000	$250,000
4.	Forgery or Alteration	$9,500,000	$250,000
5.	Extended Forgery	$9,500,000	$250,000
6.	Counterfeit Money	$9,500,000	$250,000
7.	Threats to Person	$9,500,000	$250,000
8.	Computer System	$9,500,000	$250,000
9.	Voice Initiated Funds Transfer Instruction	$50,000	$50,000
10.	Uncollectible Items of Deposit	$100,000	$50,000
11.	Audit Expense	$100,000	$50,000
12.	Telefacsimile Instructtion	$9,500,000	$250,000
13.	Extended Computer Systems	$9,500,000	$250,000
14.	Unauthorized Signature	$100,000	$50,000
15.	Claims Expense	$100,000	$50,000

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 4

Bond Number:	81448270

NAME OF ASSURED: ALGER ASSOCIATES INC

AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT

It is agreed that this Bond is amended by adding to the definition of Employee in Section 1., Definitions, the following:

(10)                          a natural person who resigns, retires or is terminated from the service of the ASSURED during the BOND PERIOD provided that this applies:

a.                                      for a period of sixty (60) days subsequent to such resignation, retirement or termination but not beyond the date of expiration or termination of the Bond; and

b.                                      if such resignation, retirement or termination has not arisen from or in connection with the discovery by the ASSURED of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

ICAP Bond

Form 17-02-2335 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number:	81448270

NAME OF ASSURED:  ALGER ASSOCIATES INC

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.                                      By adding the following INSURING CLAUSE:

12.                                       Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:

a.              bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b.          fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2.                                      By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

d.          Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

ICAP Bond

Form 17-02-2367 (Rev. 10-03)

1

3.                                      By adding to Section 1., Definitions, the following:

r.                 Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.                                      By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

j.                 loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

2

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: October 1, 2016	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 6

To be attached to and
form a part of Bond No. 81448270

Issued to: ALGER ASSOCIATES INC

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.              The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.              The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By
Authorized Representative

17-02-2437 (12/2006) rev.

1

FEDERAL INSURANCE COMPANY

Endorsement No.: 7

Bond Number: 81448270

NAME OF ASSURED: ALGER ASSOCIATES INC

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.                        By adding to Section 13, Termination, the following:

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

Bonds In Effect More Than Sixty (60) Days

If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

1.                                      Nonpayment of premium;

2.                                      Conviction of a crime arising out of acts increasing the hazard insured against ;

3.                                      Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

4.                                      Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

5.                                      If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY’s objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York

Form 17-02-2863 (Rev. 7-03)

1

6.                              A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY’s policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

7.                              Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Notice Of Termination

Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

Return Premium Calculations

The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY.”

2.                        By adding a new Section reading as follows:

“Section 17. Election To Conditionally Renew / Nonrenew This Bond Conditional Renewal If the COMPANY conditionally renews this Bond subject to:

1.              Change of limits of liability ;

2.              Change in type of coverage;

3.              Reduction of coverage;

4.              Increased deductible;

5.              Addition of exclusion; or

6.              Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

Notices Of Nonrenewal And Conditional Renewal

1.              If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

a.      The expiration date; or

b.      The anniversary date if this Bond has been written for a term of more than one year.

2

2.              Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

3.              Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3.                        By adding to General Agreement B., Representations Made By Assured, the following:

No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY’S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

3

FEDERAL INSURANCE COMPANY

Endorsement No.: 8

Bond Number: 81448270

NAME OF ASSURED: ALGER ASSOCIATES INC

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.                                      By adding the following INSURING CLAUSE:

13.                               Extended Computer Systems

A.                                    Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1)                                 the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this INSURING CLAUSE,

(2)                                 robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instructions,

(3)                                 the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

(4)                                 the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 13, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

ICAP2 Bond

Form 17-02-2976 (Ed. 1-02)

1

B.                                    Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1)                                 an Electronic Communication System,

(2)                                 an automated clearing house or custodian, or

(3)                                 a Telex, TWX, or similar means of communication,

directly into the ASSURED’S Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED’S Computer System or Communication Terminal.

C.                                    Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1)                                 an Electronic Communication System,

(2)                                 an automated clearing house or custodian, or

(3)                                 a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic Media from the ASSURED or during electronic transmission from the ASSURED’S Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

2

2.            By adding to Section 1., Definitions, the following:

s.                Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

t.                 Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

u.              Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

v.              Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

w.            Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.            By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 13

This Bond does not directly or indirectly cover:

a.              loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

b.              loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

c.               loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d.              loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer’s authentication mechanism; or

e.               liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f.                loss resulting directly or indirectly from:

(1)         written instruction unless covered under this INSURING CLAUSE; or

(2)         instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

3

4.                                      By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

4

FEDERAL INSURANCE COMPANY

Endorsement No.:	9

Bond Number:	81448270

NAME OF ASSURED: ALGER ASSOCIATES INC

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.                                      By adding the following INSURING CLAUSE:

14.                               Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED’S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.                                      By adding to Section 1., Definitions, the following:

x.                                      Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

y.                                      Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)                                 not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)                                 of a type commonly dealt in on securities exchanges or markets, and

(3)                                 either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond

Form 17-02-5602 (Ed. 10-03)

1

z.                                       Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

2

FEDERAL INSURANCE COMPANY

Endorsement No.:	10

Bond Number:	81448270

NAME OF ASSURED: ALGER ASSOCIATES INC

AUTOMATIC ACQUISITION PERCENTAGE THRESHOLD ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety General Agreement C., Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities-Notice To Company, and substituting the following:

C.                                    Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition Of Assets or Liabilities-Notice to Company

If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)                                 occurred or will occur on premises,

(2)                                 been caused or will be caused by an employee, or

(3)                                 arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a.                                      gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.                                      obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.                                       on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

i.                                          the assets shall not exceed twenty percent (20%) of the ASSURED’S assets,

ii.             there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

iii.            the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

ICAP Bond

Form 17-02-6247 (Ed. 3-04)

1

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single Loss fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

2

FEDERAL INSURANCE COMPANY

Endorsement No.:	11

Bond Number:	81448270

NAME OF ASSURED: ALGER ASSOCIATES INC

AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6.                                      Discovery

This Bond applies only to loss first discovered by the Chief Compliance Officer or Chairman of the Fund Board of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the Chief Compliance Officer or Chairman of the Fund Board of the ASSURED being aware of:

a.                                      facts which may subsequently result in a loss of a type covered by this Bond, or

b.                                      an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

ICAP Bond

Form 17-02-6260 (Ed. 6-04)

FEDERAL INSURANCE COMPANY

Endorsement No:	12

Bond Number:	81448270

NAME OF ASSURED: ALGER ASSOCIATES INC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

The Alger Funds

The Alger Funds II

The Alger Portfolios

The Alger Institutional Funds

Alger Global Growth Fund

(and their corresponding portfolios/series)

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

ICAP Bond

Form 17-02-6272 (Ed. 8-04)

1

		ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: October 1, 2016	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	13

	To be attached to and
	form a part of Bond No.	81448270

Issued to: ALGER ASSOCIATES INC

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (“the Act”), due to:

(i)                                     the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)                                  an increase in asset size of current Investment Companies covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By
Authorized Representative

14-02-14098 (04/2008)

1

FEDERAL INSURANCE COMPANY

Endorsement No.:	14

Bond Number:	81448270

NAME OF ASSURED: ALGER ASSOCIATES INC

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.                                      By adding the following INSURING CLAUSE:

15.                               Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

(1)                                 the loss is covered under the Bond, and

(2)                                 the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.                                      Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2016

By
Authorized Representative

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: October 1, 2016	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	15

	To be attached to and
	form a part of Policy No.	81448270

Issued to: ALGER ASSOCIATES INC

AMEND VALUATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1)                                 Section 9., Valuation, of the Conditions and Limitations, is amended to include the following: MONEY

Any loss of Money, or loss payable in Money, shall be paid, at the option of the ASSURED, in the Money of the United States of America or the dollar equivalent of it, determined by the rate of exchange as published in the Wall Street Journal on the day of discovery of such loss.

(2)                                 For the purposes of this endorsement, Section 1., Definitions, of the Conditions and Limitations is amended to include the following:

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By
Authorized Representative

Q12-1565 (10/2012)

1

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: October 1, 2016	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	16

	To be attached to and
	form a part of Policy No.	81448270

Issued to: ALGER ASSOCIATES INC

RIGHTS AFTER TERMINATION ENDORSEMENT

In consideration of the premium charged, it is agreed that:

At any time prior to the cancellation or termination of this bond, whether by the ASSURED or by the COMPANY, the ASSURED may deliver to the COMPANY notice that it desires under this bond an additional period of three hundred sixty five (365) days within which to discover loss sustained by the ASSURED prior to the effective date of such cancellation or termination and shall pay an additional premium therefore in the amount of one hundred (100%) percent of the total annual premium of the current Bond Period.

Upon receipt of such notice from the ASSURED, the COMPANY shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a)                                 on the effective date of any other insurance obtained by the ASSURED, its successor in business or any other party replacing, in whole or in part, the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

(b)                                 upon any takeover of the ASSURED’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose,

without the necessity of the COMPANY giving notice of such termination. In the event that such additional period of time is terminated as provided above, the COMPANY shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the ASSURED’s business for the operation of or for the liquidation thereof or for any other purpose.

Q12-1566 (10/2012)

1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By
Authorized Representative

2

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

Insuring Company: FEDERAL INSURANCE

COMPANY

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 03/2015)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

Exhibit B

Regular Meeting of the Board of Trustees

360 Park Avenue South, New York, NY

September 27, 2016

THE ALGER FUNDS

THE ALGER INSTITUTIONAL FUNDS

THE ALGER PORTFOLIOS

THE ALGER FUNDS II

ALGER GLOBAL GROWTH FUND

(All Funds)

RESOLVED, that the joint insured fidelity bond written by Chubb Group of Insurance Companies (the “Bond”) in the amount of $9,500,000 covering, among others, officers and employees of The Alger Funds, The Alger Institutional Funds, The Alger Portfolios, The Alger Funds II, and Alger Global Growth Fund, and in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended, (the “Act”), is hereby ratified and approved and the Bond is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolios; and further

RESOLVED, that the premium to be paid annually by the Fund under the Bond be, and hereby is, approved by vote of a majority of the Board of Trustees and separately by a majority of the independent Trustees, after having given due consideration to, among other things, the amount of the Bond and of the premium therefore, the ratable allocation of the premium among the parties named as insureds and the extent to which the share of the premium allocated to the Fund under the Bond is less than the premium the Fund would have had to pay had it maintained a single insured bond; and further

RESOLVED, that the continuation of the Bond be, and hereby is, approved by vote of a majority of the Board of Trustees and separately by a majority of the independent Trustees and further

RESOLVED, that the appropriate officer of the Fund, be, and he hereby is, authorized to make the filings and give the notices required by paragraph (g) of Rule 17g-1.

Schedule C

Registered Management Investment Company Bond Renewal Estimate of Rule 17g-1 Required Limit for a Single Insured Bond

Current Program -	October 1, 2015 to October 1, 2016

Current Limit on Liability -	$9,500,000
Annual Premium -	$28,750

		Rule 17g-1
		Required Limit for a
	Net Assets as of	Single Insured	Premium
	July 31, 2015	Bond	Allocation
The Alger Funds	$3,631,337,604	$2,500,000	$7,070
The Alger Portfolios	$1,256,541,653	$1,500,000	$2,446
The Alger Institutional Funds	$4,171,442,693	$2,500,000	$8,121
Alger Global Growth Fund	$30,072,233	$350,000	$59
The Alger Funds II	$5,677,963,390	$2,500,000	$11,054
Total	$14,767,357,572	$9,350,000	$28,750

Based on the above table and as required by Rulel7d-1(d)(7), the allocation of the renewal premium to each of the funds is fair and reasonable based on the proportionate share of the sum of what the premiums would have been if such insurance coverage was purchased separately by each fund.  The insurance company indicated that they would charge a fund a premium of approximately $5,000 for a separate bond of $1,000,000.

REMIC Bond Minimum Coverage Calculation

Based on Net Assets as of August 31, 2015

	Total Assets	Anticiapted Increase (Decrease)	Revised Total Assets	Minimum Coverage
THE ALGER FUNDS
Alger Growth & Income Fund	$97,120,668	125%	$121,400,835
Alger International Growth Fund	$189,375,042	125%	236,718,802
Alger Mid Cap Growth Fund	$161,145,846	125%	201,432,308
Alger Small Cap Growth Fund	$126,075,196	125%	157,593,995
Alger Capital Appreciation Fund	$2,444,073,175	125%	3,055,091,468
Alger SMid Cap Growth Fund	$224,395,643	125%	280,494,554
Alger Health Sciences Fund	$125,099,719	125%	156,374,649
Alger Small Cap Focus Fund	$135,517,736	125%	169,397,170
	3,502,803,025		4,378,503,782	$2,500,000

THE ALGER PORTFOLIOS
Alger Balanced Portfolio	$70,665,893	125%	88,332,366
Alger Capital Appreciation Portfolio	$547,900,976	125%	684,876,220
Alger Growth & Income Portfolio	$35,544,093	125%	44,430,116
Alger Large Cap Growth Portfolio	$248,163,916	125%	310,204,895
Alger Mid Cap Growth Portfolio	$126,208,770	125%	157,760,962
Alger Small Cap Growth Portfolio	$177,048,079	125%	221,310,099
Alger SMid Cap Growth Portfolio	$3,450,510	125%	4,313,137
	1,208,982,236		1,511,227,795	$1,500,000

THE ALGER INSTITUTIONAL FUNDS
Alger Capital Appreciation Institutional Fund	$3,630,177,172	125%	4,537,721,466
Alger Capital Appreciation Focus Fund	$73,595,688	125%	91,994,610
Alger Mid Cap Growth Institutional Fund	$110,518,039	125%	138,147,549
Alger Small Cap Growth Institutional Fund	$231,155,121	125%	288,943,902
	4,045,446,021		5,056,807,526	$2,500,000

THE ALGER FUNDS II
Alger Spectra Fund	$5,301,546,958	125%	6,626,933,697
Alger Green Fund	$66,670,189	125%	83,337,737
Alger Dynamic Opportunities Fund	$88,040,147	125%	110,050,184
Alger Emerging Markets Fund	$30,270,624	125%	37,838,280
Alger Mid Cap Focus Fund	$8,175,235	125%	10,219,044
	5,494,703,154		6,868,378,942	$2,500,000

Alger Global Growth Fund	$29,598,757	125%	41,351,374	$350,000

	$14,281,533,193		$18,786,566,802	$9,350,000

Exhibit D

AMENDED AND RESTATED
AGREEMENT CONCERNING ALLOCATION OF
FIDELITY BOND PREMIUMS AND RECOVERIES

Amended and Restated Agreement dated as of the 10th day of October, 2016 among each Company listed on Schedule 1 (collectively, the “Companies”).

WHEREAS, each Company is named insured under the fidelity bond (the “Bond”) written by Chubb Group of Insurance Companies (the “Insurer”) in the amount of $9.5 million; and

WHEREAS, the Companies desire to enter into an agreement pursuant to Rule 17g-1(f) under the Investment Company Act of 1940, as amended (the “1940 Act”);

NOW, THEREFORE, the Companies do hereby agree as follows:

1.     The premium payable on the Bond by each Company shall be allocated in proportion to each Company’s minimum of separate bond coverage.

2.     In the event that recovery is received under the Bond as a result of a loss sustained by a Company and one or more other Companies, such Company shall receive a share of the recovery at least equal to the amount it would have received had it provided and maintained a separate Bond under Rule 17g-1(d) under the 1940 Act (“Separate Bond”).

3.     In the event that the claims of loss of the Companies are so related that the Insurer is entitled to assert that the claims must be aggregated with the results that the total amount payable on such claims is limited to the face amount of the Bond, the following rules for determining the priorities among the Companies for satisfaction of the claims under the Bond shall apply:

A.            First, all claims of each Company which have been duly proven and established under the Bond shall be satisfied up to minimum amount of a separate Bond for such Company; and

B.            Second, the remaining amount of insurance, if any, shall then be applied to the claims of the Companies in proportion to the total of the unsatisfied amount of the claims of each Company.

4.     To the extent that a Company is an investment Company, if the Companies’ investment advisor, distributor, or an affiliate of either in the future serves as an investment advisor, sub-investment advisor, administrator, or distributor to any other investment company (an “Additional Fund”), and if the Insurer is willing to add the Additional Fund as a named insured under the Bond, such Additional Fund shall become subject to this Agreement upon addition to the Bond and notice of such addition shall be given to each of the Companies hereunder; provided, however, that the amount of the Bond is increased, if necessary, by an amount so that the aggregate amount of the Bond is not less than the minimum amount which would have been required for each named insured, including any Additional Fund, to obtain under Rule 17g-1(d) under the 1940 Act.

5.     Attached hereto as Exhibit C is a list of the assets of each of the Companies as of July 31, 2016, together with an indication of the minimum bond that be provided and maintained under Rule 17g-1(d) under the 1940 Act for a fund with assets of that amount, where applicable.

IN WITNESS WHEREOF, each Company has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date above written.

/s/ Lisa A. Moss
Title: Secretary

SCHEDULE I

The Alger Funds

The Alger Funds II

Alger Global Growth Fund

The Alger Institutional Funds

The Alger Portfolios